BALLAD GOLD & SILVER LTD.

605 - 889 West Pender Street
Vancouver, BC V6C 3B2
Telephone: (604) 682-7159 • Fax: (604) 669-5886 • Toll Free: 1.888.880.2288
Website: www.balladnet.com Email: ajb@balladnet.com

08005549

SEC
Mail Processing
Section
OCT 22 2008
Washington, DC
101

October 10, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

PROCESSED
OCT 28 2008
THOMSON REUTERS

Attention: Office of International Corporate Finance

Dear Sirs/ Mesdames:

SUPPL

Re: BALLAD GOLD & SILVER LTD. (the "Issuer")
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4000

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since August 5, 2008:

A. Copy of the Issuer's Annual Report on Form 6 as of August 22, 2008 filed with the Registrar of Companies.

B. Copy of Notice of Articles dated September 9, 2008 issued by the Registrar of Companies.

C. Unaudited Financial Statements and accompanying MD&As

- copy of unaudited financial statements for the period ended June 30, 2008 with relevant MD&A.

D. Copies of Certifications of Interim Filings filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BALLAD GOLD & SILVER LTD.

PER: ______________________

GWEN WEGNER
Corporate Secretary

Enclosures

BALLAD GOLD & SILVER LTD.

605 - 889 West Pender Street
Vancouver, BC V6C 3B2
Telephone: (604) 682-7159 ◆ Fax: (604) 669-5886 ◆ Toll Free: 1.888.880.2288
Website: www.balladnet.com Email: ajb@balladnet.com

October 10, 2008

ACKNOWLEDGED RECEIPT THIS
____ DAY OF ____________, 20____

BY: ____________________

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

COPY

Dear Sirs/ Mesdames:

Re: BALLAD GOLD & SILVER LTD. (the "Issuer")
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4000

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since August 5, 2008:

A. Copy of the Issuer's Annual Report on Form 6 as of August 22, 2008 filed with the Registrar of Companies.

B. Copy of Notice of Articles dated September 9, 2008 issued by the Registrar of Companies.

C. Unaudited Financial Statements and accompanying MD&As

- copy of unaudited financial statements for the period ended June 30, 2008 with relevant MD&A.

D. Copies of Certifications of Interim Filings filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BALLAD GOLD & SILVER LTD.

PER:

GWEN WEGNER
Corporate Secretary

Enclosures

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Annual Report

BC COMPANY

FORM 6
BUSINESS CORPORATIONS ACT
Section 51

Filed Date and Time: **September 9, 2008 04:04 PM Pacific Time**

ANNUAL REPORT DETAILS

NAME OF COMPANY	INCORPORATION NUMBER
BALLAD GOLD & SILVER LTD. 605 - 889 WEST PENDER STREET VANCOUVER BC V6C 3B2 CANADA	**BC0075655**
	DATE OF RECOGNITION **August 22, 1967**
	DATE OF ANNUAL REPORT (ANNIVERSARY DATE OF RECOGNITION IN BC) **August 22, 2008**

OFFICER INFORMATION AS AT August 22, 2008

Last Name, First Name, Middle Name:
BERUSCHI, ANTHONY J.
Office(s) Held: (CEO, President)

Mailing Address:
128-3880 TRUSWELL ROAD
KELOWNA BC V1N 1N1
CANADA

Delivery Address:
128-3880 TRUSWELL ROAD
KELOWNA BC V1N 1N1
CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND

Office(s) Held: (CFO)

Mailing Address:
305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Delivery Address:
305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Last Name, First Name, Middle Name:
WEGNER, GWEN

Office(s) Held: (Secretary)

Mailing Address:
36252 STEPHEN LEACOCK DRIVE
ABBOTSFORD BC V3G 3C4
CANADA

Delivery Address:
36252 STEPHEN LEACOCK DRIVE
ABBOTSFORD BC V3G 3C4
CANADA

\# 82-4000

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
September 9, 2008

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: September 9, 2008 03:53 PM Pacific Time

Incorporation Number: **BC0075655**

Recognition Date: Incorporated on August 22, 1967

NOTICE OF ARTICLES

Name of Company:

BALLAD GOLD & SILVER LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:
605 - 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

Delivery Address:
605 - 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
605 - 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

Delivery Address:
605 - 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Mailing Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Delivery Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Mailing Address:
305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Delivery Address:
305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Last Name, First Name, Middle Name:
BOTTO, LUIS

Mailing Address:
560 TRALEE CRESCENT
TSAWWASSEN BC V4M 3R8
CANADA

Delivery Address:
560 TRALEE CRESCENT
TSAWWASSEN BC V4M 3R8
CANADA

Last Name, First Name, Middle Name:
BERUSCHI, ANTHONY J.

Mailing Address:
128-3880 TRUSWELL ROAD
KELOWNA BC V1N 1N1
CANADA

Delivery Address:
128-3880 TRUSWELL ROAD
KELOWNA BC V1N 1N1
CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	COMMON Shares	Without Par Value Without Special Rights or Restrictions attached

#82-4000

BALLAD GOLD & SILVER LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008

(Unaudited – Prepared by Management)

BALLAD GOLD & SILVER LTD.

June 30, 2008

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

BALLAD GOLD & SILVER LTD.
INTERIM CONSOLIDATED BALANCE SHEETS

	(Unaudited) June 30, 2008	(Audited) December 31, 2007
ASSETS		
Current		
Cash	$ 2,724	$ 6,428
Amounts receivable	3,891	27,270
Prepaid expenses	9,538	4,671
	16,153	38,369
Equipment – (Note 4)	7,064	7,999
Mineral properties	1	1
	$ 23,218	$ 46,369
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 777,742	$ 621,676
Due to related parties (Note 6)	799,480	772,221
Taxes payable (Note 8)	18,517	18,557
	1,595,739	1,412,454,
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share capital – (Note 5)	13,716,992	13,716,992
Contributed surplus (Note 5)	1,475,494	1,475,494
Deficit	(16,765,007)	(16,558,571)
	(1,572,521)	(1,366,085)
	$ 23,218	$ 46,369

APPROVED BY THE BOARD:

"Anthony J. Beruschi", Director
Anthony J. Beruschi

"Raymond W. Roland", Director
Raymond W. Roland

SEE ACCOMPANYING NOTES

BALLAD GOLD & SILVER LTD.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the three months and six months ended June 30, 2008 and 2007
(Unaudited – Prepared by Management)

	Three months ended June 30,		Six months ended June 30,	
	2008	2007	2008	2007
Administrative Expenses				
Accounting and audit	$ 31,145	$ 10,690	$ 32,945	$ 12,240
Amortization	468	570	935	1,140
Consulting fees – Note 5	14,308	3,500	19,308	6,860
Filing fees	3,314	3,805	8,464	7,555
Interest, foreign exchange	23,602	8,380	43,152	15,115
Legal – Note 5	-	-	7,533	-
Management fees	7,500	24,000	15,000	48,000
Office and miscellaneous	14,024	4,031	21,296	9,802
Rent	6,900	9,300	14,695	18,600
Property investigation	3,500	30,701	8,775	30,701
Shareholder communication	16,313	10,762	31,915	20,841
Transfer agent	1,593	903	2,418	2,159
Travel and promotion	-	(8,688)	-	1,239
Net loss and comprehensive loss for the period	(122,667)	(97,954)	(206,436)	(174,252)
Deficit, beginning of period	(16,642,340)	(16,166,759)	(16,558,571)	(16,090,461)
Deficit, end of period	$ (16,765,007)	$ (16,264,713)	$ (16,765,007)	$ (16,264,713)
Basic and diluted loss per share	$ (0.004)	$ (0.003)	$ (0.01)	$ (0.01)
Weighted average number of shares outstanding			29,821,458	24,792,005

SEE ACCOMPANYING NOTES

BALLAD GOLD & SILVER LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months and six months ended June 30, 2008 and 2007
(Unaudited – Prepared by Management)

	Three months ended June 30, 2008	Three months ended June 30, 2007	Six months ended June 30, 2008	Six months ended June 30, 2007
Operating Activities				
Net loss for the period	$ (122,667)	$ (97,954)	$ (206,436)	$ (174,252)
Add (deduct) items not affecting cash:				
Amortization	468	570	935	1,140
Accrued and unpaid rent	7,325	-	16,290	-
Accrued and unpaid travel costs	-	-	5,216	-
Accrued and unpaid interest	23,602	8,428	87,480	15,115
Accrued and unpaid professional fees	(8,558)	-	140,091	-
Accrued and unpaid management fees	-	24,000	86,000	48,000
	(99,830)	(64,956)	129,576	(109,997)
Changes in non-cash working capital items related to operations:				
Accounts receivable	30,761	(3,228)	23,379	(2,042)
Prepaid expenses	(4,867)	(21,742)	(4,867)	(21,742)
Taxes payable	-	-	(40)	-
Accounts payable	72,979	51,329	(151,752)	90,413
	(957)	(38,597)	(3,704)	(43,368)
Financing Activities				
Share subscriptions	-	37,100	-	37,100
	-	37,100	-	37,100
Increase (Decrease) in cash during the period	(957)	(1,497)	(3,704)	(6,268)
Cash, beginning of period	3,681	15,588	6,428	20,359
Cash, end of period	$ 2,724	$ 14,091	$ 2,724	$ 14,091
Supplemental disclosure of cash flow information:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

BALLAD GOLD & SILVER LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and changes in cash flows for the interim periods presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2007 audited financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2007 financial statements.

These consolidated financial statements include the accounts of the Company and its wholly owned Peruvian incorporated subsidiaries, Ballad Enterprises Del Peru S.R. Ltda. (inactive), Ballad Exploration S.A. (inactive), and TVX Minera Del Peru S.A. (inactive), and the Company's wholly owned Argentinian subsidiary Compania Minera San Antonia which was incorporated by the Company on February 25, 2005 to facilitate exploration in Argentina. All inter-company transactions and balances have been eliminated upon consolidation.

Note 2 Comparative figures

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

Note 3 Significant Accounting Policies

Effective January 1, 2008, the Company adopted new accounting standards issued by the Canadian Institute of Chartered Accountants (the "CICA") as follows:

Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs ("EIC-166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective December 31, 2007 and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement. The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required. It is the Company's intention to expense these transaction costs as incurred.

Note 3 Significant Accounting Policies – (cont'd)

Accounting Changes

In July 2006, the Accounting Standards Board ("AcSB") issued a replacement of The Canadian Institute of Chartered Accountants' Handbook ("CICA Handbook") Section 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

Financial instruments

Effective January 1, 2007, the Company adopted CICA Handbook Sections 3855, financial instruments; Section 1530, comprehensive income, Section 3856, hedges and Section 3861, Financial instruments - disclosure and presentation.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles. The Company has no comprehensive transactions in 2007 and accordingly comprehensive loss is equal to net loss.

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost. The adoption of these policies has not had a significant impact on the financial statement presentation or disclosures.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and, therefore, the comparative figures have not been restated.

These standards have been applied prospectively. The adoption of these standards has not resulted in any adjustments to the carrying amounts of financial assets and financial liabilities at January 1, 2007.

Note 3 Summary of Significant Accounting Policies – (cont'd)

Financial instruments – (continued)

Under adoption of these new standards, the Company designated its cash as held-for-trading, which are measured at fair value. Amounts receivable are classified as receivables, which are measured at amortized cost. Accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities, which are measured at amortized cost.

The Company has determined that it does not have derivatives or embedded derivatives.

Recent Accounting Pronouncements

i) Assessing Going Concern - The AcSB amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

ii) Capital Disclosures and financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These standards are effective for interim and annual financial statements for the Company's reporting period beginning on January 1, 2008.

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

iii) In January 2006, the AcSB adopted a strategic plan for the direction of accounting standards in Canada. Accounting standards for public companies in Canada are expected to converge with the International Financial Reporting Standards (IFRS) as at January 1, 2011.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

Note 4 Equipment

	2008		
	Cost	Accumulated Amortization	Net
Computer equipment	$ 26,967	$ 24,669	$ 2,298
Office equipment	17,983	13,217	4,766
	$ 44,950	$ 37,886	$ 7,064

	2007		
	Cost	Accumulated Amortization	Net
Computer equipment	$ 26,967	$ 23,583	$ 3,384
Office equipment	17,983	12,025	5,958
	$ 44,950	$ 35,608	$ 9,342

Note 5 Share Capital

On May 11, 2007, the authorized share capital of the Company was changed from 100,000,000 common shares without par value to unlimited common shares without par value

The Company's shareholders' equity (deficiency) is as follows:

	Common shares		Contributed	Share	Accumulated	
	Quantity	Amount	Surplus	Subscriptions	Deficit	Total
		$	$	$	$	$
Balance, December 31, 2005	20,785,755	12,981,633	1,146,867	23,824	(14,605,517)	(453,193)
Shares issued for cash	4,006,250	320,500	-	(23,824)	-	296,676
Stock based compensation	-	-	328,627	-	-	328,627
Loss for the year	-	-	-	-	(1,484,944)	(1,484,944)
Balance, December 31, 2006	24,792,005	13,302,133	1,475,494	-	(16,090,461)	(1,312,834)
Shares issued for cash	5,185,735	414,859	-	-	-	414,859
Loss for the year	-	-	-	-	(468,110)	(468,110)
Balance, December 31, 2007	29,977,740	13,716,992	1,475,494	-	(16,558,571)	(1,366,085)
Loss for the period	-	-	-	-	(206,436)	(206,436)
Balance, June 30, 2008	29,977,740	13,716,992	1,475,494	-	(16,765,007)	(1,572,521)

Note 5 Share Capital – (cont'd)

During the year ended December 31, 2006 the Company issued 4,006,250 units of its securities at $0.08 per unit, for net proceeds of $320,500, each unit consisted of one common share and one two-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.105 per share. As at March 31, 2008 the warrants had expired unexercised.

On July 13, 2007 the Company completed a second tranche of its private placement, issuing 5,185,735 units of its securities at $0.08 per unit, raising $414,859, of which $260,759 was received during 2006 and recorded as liability to issue shares. Each unit consists of one common share and one two-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.105 per share. The units were restricted from trading until November 14, 2007. Management has estimated the fair value of the warrant to be $116,679 which has been included in share capital

Share Purchase Warrants

A summary of the status of the Company's warrants as of March 31, 2008 and 2007, and changes during the periods then ended is as follows:

	2008		
	Warrants		Weighted Average Exercise Price
Outstanding, December 31, 2005	2,222,222	$	0.150
Granted	4,006,250		0.105
Outstanding, December 31, 2006	6,228,472	$	0.121
Granted	5,185,735		0.105
Expired	(2,222,222)		0.150
Outstanding, December 31, 2007	9,191,985	$	0.105
Expired	(4,006,250)		0.105
Outstanding, June 30, 2008	5,185,735	$	0.105

At June 30, 2008, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Note 5 Share Capital - (cont'd)

Share Purchase Warrants - (continued)

Number of Warrants	Exercise Price	Expiry Date
5,185,735	$0.105	July 13, 2009
5,185,735		

The weighted average remaining life of all outstanding warrants as of June 30, 2008 is 1.05 years (2007 – 0.75).

Stock Option Plan

The Company follows the policies of the TSX Venture Exchange ("TSX-V") under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the stock option plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the Company's stock option plan as of June 30, 2008 and June 30, 2007 and changes during the periods then ended is presented below:

	June 30, 2008		June 30, 2007	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of period	1,928,575	$0.25	2,078,575	$0.25
Granted	-	-	-	-
Expired/cancelled	(1,928,575)	0.25	-	-
Outstanding and exercisable, end of period	-	-	2,078,575	$0.25

At June 30, 2008, there were no share purchase options outstanding. :

Note 5 Share Capital - (cont'd)

Stock Option Plan – (cont'd)

At June 30, 2007, 2,078,575 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
2,078,575	0.25	March 2, 2008
2,078,575		

The Company records the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. During the six months ended June 30, 2008, no stock options were granted.

Note 6 Related Party Transactions

During the six months ended June 30, 2008 and 2007, the Company incurred the following costs charged by directors of the Company and companies controlled by directors of the Company:

	2008	2007
Management fees	$ 15,000	$ 48,000
Interest	43,152	15,115
Legal	9,113	-
Property investigation costs	8,775	-
Shareholder communications	9,695	-
	$ 85,735	$ 63,115

At June 30, 2008, the Company owed $799,480 (2007 - $541,528) to directors of the Company and companies controlled by directors of the Company. These amounts are unsecured and have no set terms of repayment and include approximately $402,746 (2007: $140,824) owing to a company controlled by a director that accrues interest at the rate of 2% per month. Interest paid or accrued during the six months ended June 30, 2008 was $43,152 (2007:$15,115). The balance of funds due to directors is non-interest bearing.

The above transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

Note 7 Segmented Information

The Company's activities are all in one industry segment of mineral property acquisition, exploration and development. Mineral properties and equipment by geographical segments are as follows:

	Canada	South America	Total
June 30, 2008			
Cash	$ 1,422	$ 1,302	$ 2,724
Amounts receivable	3,891	-	3,891
Prepaid expenses	9,538	-	9,538
Equipment	7,064	-	7,064
Mineral properties, including deferred costs	-	1	1
	$ 21,915	$ 1,303	$ 23,218

	Canada	South America	Total
June 30, 2007			
Cash	$ 13,896	$ 195	$ 14,091
Amounts receivable	24,783		24,783
Prepaid expenses	24,450		24,450
Equipment	9,342	-	9.342
Mineral properties, including deferred costs	-	1	1
	$ 72,471	$ 196	$ 72.667

	Canada	South America	Total
June 30, 2008			
Net loss	$ (188,128)	$ (18,308)	$ (206,436)

	Canada	South America	Total
June 30, 2007			
Net loss	$ (174,252)	$ -	$ (174.252)

Note 8 Taxes payable

During the 2004 fiscal year, the Company issued 1,862,222 common shares on a flow-through basis for gross proceeds of $209,500. The flow-through subscription agreements required the Company to renounce certain tax deductions for Canadian exploration expenditures incurred on the Company's mineral properties to the flow-through participants on or before December 31, 2005. The Company has only spent approximately $125,000 of the required $209,500 in qualifying expenditures. As a result of the shortfall in expenditures, the Company was subject to a flow-through penalty tax (Part XXII.6 under the Income Tax Act of Canada) and at June 30, 2008 has accrued $18,517 in taxes payable. The Company may be contingently liable to the flow-through

Note 8 Taxes payable – (cont'd)

share investors in the event of reassessments of their income tax returns by the Canada and Revenue Agency as a result of this shortfall in qualifying expenditures. The Company is currently unable to determine the amount of liability, if any, relating to this flow-through share financings.

Note 9 Subsequent Event

On July 7, 2008 the Company announced that at its annual and special general meeting the shareholders approved special resolutions consolidating the Company's shares on a ratio of one new share for four old shares and also approved a change of its name to Ballad Gold Corp.

The share consolidation and name change are subject to acceptance for filing by the TSX Venture Exchange.

BALLAD GOLD & SILVER LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations
JUNE 30, 2008

BACKGROUND

The following discussion and analysis, prepared as of August 22, 2008, should be read together with the unaudited interim consolidated financial statements for the six months ended June 30, 2008 and 2007 and related notes attached and the audited consolidated financial statements for the year ended December 31, 2007 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

These consolidated financial statements include the accounts of the Company and its wholly owned Peruvian incorporated subsidiaries, Ballad Enterprises Del Peru S.R. Ltda. (inactive), Ballad Exploration S.A. (inactive), and TVX Minera Del Peru S.A. (inactive), and the Company's wholly owned Argentinian subsidiary Compania Minera San Antonia which was incorporated by the Company on February 25, 2005 to facilitate exploration in Argentina. All inter-company transactions and balances have been eliminated upon consolidation.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

This discussion and analysis for the six-month period June 30, 2008 and 2007 is prepared as of, and contains disclosure of material changes occurring up to and including, August 22, 2008.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

OVERVIEW

Ballad Gold & Silver Ltd. ("Ballad") is a mining exploration company. The Ballad's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "BGS".

Ballad conducts natural resource exploration and development operations in Canada and South America. In South America, Ballad has conducted exploration in Peru and Argentina.

Mineral Properties

During fiscal 2005 Ballad wrote-off all exploration and acquisition costs on the Rabbit North Property, situated in Canada and the Roberto base metal exploration property in the Peruvian province of Huancaveilea, due to poor exploration results and inactivity on the properties.

On April 19, 2006, Ballad announced its intention to drop its option to earn an interest in the Rabbit North Property and to focus on its South American properties.

Penascudo Gold-Silver Property, Argentina

On June 11, 2003 Ballad and Golden Arrow Corporation (formerly IMA Exploration Inc.) ("Golden Arrow") reached an agreement for Ballad to acquire by option up to an 85% interest in the 9,000 hectare Penascudo Gold-Silver Project from Golden Arrow. The Penascudo Gold-Silver Project is located in the Patagonia region of Southern Argentina, the source area of a string of recent gold and silver discoveries, the most recent being the spectacular Navidad high-grade silver discovery by Golden Arrow.

Mineral Properties – Cont'd

Penascudo Gold-Silver Property, Argentina – *Cont'd*

The agreement between Ballad and Golden Arrow provided the Company with a 60 day period to conduct a review of the property including a due diligence geological study of the Penascudo Property for the Company by an Independent Qualified Person.

The Company's independent Qualified Person conducted an initial review of the discovery area, named the EL REY Gold/Silver zone. Results from that initial review include bonanza grade chip samples assaying up to 1,102.99 grams/tonne gold (32.18 oz/ton) and 704.7 grams/tonne silver (20.56 oz/ton) over a 0.35 meter wide vein structure and grab samples assaying as high as 1,098.23 grams/tonne gold (32.04oz/ton) and 1,144.5 grams/tonne silver (33.39 oz/ton) over the same vein system.

Golden Arrow granted the Company an option to earn an initial 70% interest in the property for incurring US $1,800,000 of exploration work staged over five years, making a one time US $300,000 cash payment to exercise the option and issuing 500,000 post consolidation common shares at the approval of the option by the TSX Venture Exchange and a further 500,000 common shares on the exercise of the option. The Company's interest is subject to a 1.5% NSR Royalty. Ballad may increase its interest by funding a feasibility study.

During fiscal 2005 Ballad incorporated its Argentinean subsidiary, Compania Minera San Antonio ("San Antonio") to facilitate exploration in Argentina.

On December 2, 2005 the Company announced that exploration on the Penascudo Property would be delayed until access considerations raised by two of the 12 surface owners were resolved. Over the ensuing fifteen months the Company pursued its rights to access through the Argentinean Government and the Mining Ministry and was ultimately successful.

The Company had worked to gain access for exploration at Penascudo after two surface right holders challenged the Company's rights to explore in November, 2005. After a lengthy process the Company received a declaration from the Director of Mines refusing the surface owners' objections and allowing the Company access to further explore at Penascudo in May, 2006. On June 30, 2006, The provincial government of Chubut in Argentina passed legislation suspending exploration and mining activity in certain areas including the geographic area covering the Cerro Penascudo gold and silver property in Chubut province. As no exploration or development work can be conducted at Cerro Penascudo while the legislation is in effect and there is currently no limitation period for the legislation's effect, as at December 31, 2006, the property was written-down to $1.

During the year ended December 31, 2007, the Company cancelled the option agreement and is currently negotiating the transfer of the property back to Golden Arrow Resources Corporation. On February 19, 2008, the Company cancelled its option to acquire an interest in the property.

During the year ended December 31, 2007, the Company incurred $31,077 to maintain the property in good standing which was recorded as impairment of mineral property.

Mineral Properties – Cont'd

Penascudo Gold-Silver Property, Argentina – Cont'd

In order to maintain the property in good standing Golden Arrow advanced the Company $11,850 (US$12,000) during fiscal 2007 for purposes of paying the property canon for the first semester of 2008, which was paid during the quarter ended March 31, 2008.

SELECTED FINANCIAL INFORMATION

The following table presents selected financial information for the six months ended June 30, 2008 and 2007, and last three audited fiscal years ended December 31, 2007, 2006 and 2005:

	Six months ended June 30, 2008	Six months ended June 30, 2007	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
	$	$	$	$	$
Revenue	-	-	-	-	-
Net loss	(206,436)	(174,252)	(468,110)*	(1,484,944)**	(825,567)***
Basic and diluted loss per share	(0.01)	(0.01)	(0.02)	(0.06)	(0.04)
Total assets	23,218	72,667	46,369	56,291	676,067

* Includes $31,077 in exploration expenditures during the year
** includes $743,959 in mineral property impairment in fiscal 2006.
*** Includes $355,283 in mineral property impairment in fiscal 2005.

RESULTS OF OPERATIONS

For the three months ended June 30, 2008 compared to the three months ended March 31, 2008

For the quarter ended June 30, 2008 the net loss was $122,667 or $0.004 per share compared to the net loss of $83,769 or $0.003 per share (46.4% increase) for the quarter ended March 31, 2008. The increase in the net loss of $38,898 was primarily due to increases in accounting and audit fees of $29,345 due to under provision on audit fees at year end; consulting fees of $9,308 due to maintaining corporate and administrative consultants in South America; office and miscellaneous of $6,752 and interest payments of $4,052. The Company is charged 2% interest on amounts owing by a related party. These increases were offset by decreases in legal fees of $7,533 and filing fees of $1,836 due to inactivity in corporate and financing matters during the current period with the balance of the decreases of $1,190 spread over the remainder of the expenses.

For the three months ended June 30, 2008 compared to the three months ended June 30, 2007

For the three months ended June 30, 2008 the net loss was $122,667 or $0.004 per share compared to the net loss of $97,954 or $0.003 per share (25.2% increase) in 2007. The increase in the net loss of $24,713 was primarily due to increases in accounting and audit fees of $20,455 due to increases in audit fees; consulting fees of $10,808 due to maintaining corporate and administrative consultants in South America; office and miscellaneous of $9,993 due to relocation of office premises during the current period and interest payments increased by $15,222. The Company is charged 2% interest on

RESULTS OF OPERATIONS – Cont'd

For the three months ended June 30, 2008 compared to the three months ended June 30, 2007-Cont'd

amounts owing by a related party. Shareholder communication expenses increased by $5,551 due to keeping shareholders informed on current corporate matters. These increases were offset by decreases in management fees of $16,500 due to corporate changes in day to day management of the Company and property investigation costs decreased by $27,201 due to inactivity during the current period with the balance of the increases of $6,385 spread over the remainder of the expenses.

For the six months ended June 30, 2008

For the six months ended June 30, 2008 the net loss was $206,436 or $0.01 per share compared to the net loss of $174,252 or $0.01 per share (18.5% increase) for the comparable period in 2007. The increase in the net loss of $32,184 was primarily due to increases in accounting and audit fees of $20,705 due to under provision on audit fees at year end; consulting fees of $12,448 due to maintaining corporate and administrative consultants in South America; office and miscellaneous of $11,494 due to relocation of office premises during the current period and interest payments of $28,037. The Company is charged 2% interest on amounts owing by a related party. Shareholder communication expenses increased by $11,074 due to keeping shareholders informed on current corporate matters These increases were offset by decreases in management fees of $33,000 due to corporate changes in day to day management of the Company and property investigation costs decreased by $21,926 due to inactivity during the current period with the balance of the increases of $3,352 spread over the remainder of the expenses.

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSES

The following table identifies the changes in general and administrative expenses for the six-months ended June 30, 2008 and 2007 and for the years ended December 31, 2007, 2006 and 2005:

	Six months ended June 30, 2008	Six months ended June 30, 2007	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
	$	$	$	$	$
Accounting and audit fees	32,945	12,240	23,612	32,288	32,613
Increase (decrease) *	169.15	-	(26.87)	(1.00)	16.60
Amortization	935	1,140	2,483	3,311	4,434
Increase (decrease) *	(17.98)	-	(25.00)	(25.35)	(6.40)
Consulting fees	19,308	6,860	27,979	14,560	15,606
Increase (decrease) *	181.45	-	92.16	(6.70)	1.42
Filing fees	8,464	7,555	11,204	14,842	9,224
Increase (decrease) *	12.03	-	(24.51)	60.91	(43.46)
Interest	43,152	15,115	36,905	42,798	41,841
Increase (decrease) *	185.49	-	(13,76)	2.29	150.47
Legal	7,533	-	139,586	25,086	91,819
Increase (decrease) *	100.00	-	456.43	(72.68)	(25.42)
Management fees	15,000	48,000	71,000	96,000	118,500
Increase (decrease) *	(68.75)	-	(26.04)	(18.99)	79.50
Office and miscellaneous	21,296	9,802	11,213	41,694	62,427
Increase (decrease) *	117.26	-	(73,10)	(33.21)	18.34
Part X11.6 taxes	-	-	40	18,517	-
Increase (decrease) *	-	-	(99.78)	100.00	-
Rent	14,695	18,600	39,000	37,200	37,200
Increase (decrease) *	(20.99)	-	4.84	-	-
Property investigation	8,775	30,701	45,842	-	-
Increase (decrease) *	100.00	-	100.00	-	-
Shareholder communications	31,915	20,841	43,410	48,848	82,122
Increase (decrease) *	54.80	-	(11.13)	(40.52)	7.01
Stock based compensation	-	-	-	328,627	-
Increase (decrease) *	-	-	N/A	N/A	N/A
Transfer agent	2,418	2,159	4,405	3,963	4,851
Increase (decrease) *	12.00	-	11.15	(18.31)	7.23
Travel and promotion	-	1,239	18,094	33,241	17,522
Increase (decrease) *	(100.00)	-	(45.57)	89.71	(49.82)

* Increase (decrease) expressed in % compared to the prior year

BALLAD GOLD & SILVER LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations
JUNE 30, 2008

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	Years ended December 31,							
	2008		2007				2006	
	Q1	Q2	Q1	Q2	Q3	Q4	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(83,769)	(122,667)	(76,298)	(97,954)	(224,644)	(69,214)	(82,503)	(1,031,218)
Basic/diluted loss per share	(0.003)	(0.004)	(0.003)	(0.01)	(0.01)	(0.002)	(0.00)	(0.04)

The net loss of $122,667 for the second quarter ended June 30, 2008, increased by 46.4% compared to the net loss of $83,769 for the first quarter of 2008. Refer to "Results of Operations" above.

The net loss of $122,667 for the second quarter ended June 30, 2008, increased by 20.15% compared to the net loss of $97,954 for the second quarter of the previous year. Refer to "Results of Operations" above.

The net loss of $69,214 for the fourth quarter ended December 31, 2007, decreased significantly compared to the net loss of $1,031,218 for the fourth quarter of the previous year which was mainly due to mineral property impairment of $743,959 in fiscal 2006 and to non-cash stock based compensation expense of $130,921.

The net loss of $224,644 for the third quarter ended December 31, 2007, increased significantly compared to the net loss of $82,503 for the third quarter of the previous year which was mainly due to legal expenses of $117,199 due to increased activity in corporate, property investigations and financing matters.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2008, the Company had a working capital deficiency of $1,579,586 (2007: $1,496,429).

Management anticipates raising additional funding through sale of its securities to enable the Company to fund ongoing operations.

As of March 31, 2006 the Company had completed $320,500 of its planned $1,500,000 private placement pursuant to which the Company has issued 4,006,250 units of its securities at $0.08 per unit, each unit consisting of one common share and one two-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.105 per share. During the current period ended June 30, 2008 these warrants expired unexercised.

LIQUIDITY AND CAPITAL RESOURCES – Cont'd

On July 13, 2007 the Company completed a second tranche of its private placement, issuing 5,185,735 units of its securities at $0.08 per unit, raising $414,859, of which $206,759 was received during 2006 and recorded as liability to issue shares. Each unit consists of one common share and one two-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the company at a price of $0.15 per share. The units were restricted from trading until November 14, 2007. Management has estimated the fair value if the warrant to be $116,679 which has been included in share capital

At June 30, 2008, the Company held cash on hand of $2,724 (2007: $14,091), amounts receivable of $3,891 (2007: $24,783), prepaid expenses of $9,538 (2007: $24,450) and liabilities totalled $1,595,739 (2007: $1,559,753).

The Company does not have any off-balance sheet arrangements.

SHARE CAPITAL

On May 11, 2007, the authorized share capital of the Company was changed from 100,000,000 common shares without par value to unlimited common shares without par value.

The Company's shareholders' equity (deficiency) is as follows:

	Common shares		Contributed	Share	Accumulated	
	Quantity	Amount	Surplus	Subscriptions	Deficit	Total
		$	$	$	$	$
Balance, December 31, 2005	20,785,755	12,981,633	1,146,867	23,824	(14,605,517)	(453,193)
Shares issued for cash	4,006,250	320,500	-	(23,824)	-	296,676
Stock based compensation	-	-	328,627	-	-	328,627
Loss for the year	-	-	-	-	(1,484,944)	(1,484,944)
Balance, December 31, 2006	24,792,005	13,302,133	1,475,494	-	(16,090,461)	(1,312,834)
Shares issued for cash	5,185,735	414,859	-	-	-	414,859
Loss for the year	-	-	-	-	(468,110)	(468,110)
Balance, December 31, 2007	29,977,740	13,716,992	1,475,494	-	(16.558,571)	(1,366,085)
Loss for the period	-	-	-	-	(206,436)	(206,436)
Balance, June 30, 2008	29,977,740	13,716,992	1,475,494	-	(16,765,007)	(1,572,521)

Warrants

A summary of the status of the Company's warrants as of June 30, 2008 and 2007, and changes during the years then ended is as follows:

	2008	
	Warrants	Weighted Average Exercise Price
Outstanding, December 31, 2006	6,228,472	$ 0.121
Granted	5,185,735	0.105
Expired	(2,222,222)	0.150
Outstanding, December 31, 2007	9,191,985	$ 0.105
Expired	(4,006,250)	0.105
Outstanding, March 31, 2008	5,185,735	$ 0.105

At June 30, 2008, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
5,185,735	$0.105	July 13, 2009
5,185,735		

The weighted average remaining life of all outstanding warrants as of June 30, 2008 is 1.05 years (2007 – 0.75)

Stock Option Plan

The Company follows the policies of the TSX Venture Exchange ("TSX-V") under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the stock option plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the Company's stock option plan as of June 30, 2008 and June 30, 2007 and changes during the years then ended is presented below:

Stock Option Plan – cont'd

	June 30, 2008		June 30, 2007	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of period	1,928,575	$0.25	2,078,575	$0.25
Granted	-	-	-	-
Expired/cancelled	(1,928,575)	0.25	-	-
Outstanding and exercisable, end of period	-	-	2,078,575	$0.25

At June 30, 2008, there were no share purchase options outstanding.

At June 30, 2007, 2,078,575 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
2,078,575	0.25	March 2, 2008
2,078,575		

The Company records the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. During the three months ended March 31, 2008, no stock options were granted.

RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2008 and 2007, the Company incurred the following costs charged by directors of the Company and companies controlled by directors of the Company:

	2008	2007
Management fees	$ 15,000	$ 48,000
Interest	43,152	15,115
Legal	9,113	-
Property investigation costs	8,775	-
Shareholder communications	9,695	-
	$ 85,735	$ 63,115

At June 30, 2008, the Company owed $799,480 (2007 - $541,528) to directors of the Company and companies controlled by directors of the Company. These amounts are unsecured and have no set terms of repayment and include approximately $402,746 (2007: $140,824) owing to a company

RELATED PARTY TRANSACTIONS – Cont'd

controlled by a director that accrues interest at the rate of 2% per month. Interest paid or accrued during the six months ended June 30, 2008 was $43,152 (2007:$15,115). The balance of funds due to directors is non-interest bearing.

The above transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

OUTSTANDING SHARE DATA

As at August 22 the Company had an authorized share capital of an unlimited number of common shares without a par value. Shares outstanding as at August 22, 2008 totalled 29,977,740 shares, granted options to directors and employees totalling nil shares and had 5,185,735 warrants outstanding at a weighted average exercise price of $0.105 per share.

MANAGEMENT CHANGES

There were no changes during the current period.

RISKS AND UNCERTAINTIES

The Company competes with other junior mineral exploration companies, some of which have greater financial resources and technical facilities. The business of mineral exploration and extraction involves a high degree of risks and few properties that are explored are ultimately developed into production. In addition to specific risks disclosed throughout this discussion, other risks facing the Company include competition, reliance on third parties, environmental and insurance risks, statutory and regulatory requirements, metal prices and foreign currency fluctuations, share price volatility and title risks.

The Company plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the quarterly filings and to provide reasonable assurance that material information related to the Company, is made known to them by others within those entities. It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure and controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A

DISCLOSURE CONTROLS AND PROCEDURES – Cont'd

control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ACCOUNTING CHANGES

In July 2006, the Accounting Standards Board ("AcSB") issued a replacement of The Canadian Institute of Chartered Accountants' Handbook ("CICA Handbook") Section 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

Effective January 1, 2007 the Company adopted CICA Handbook Sections 3855, financial instruments; Section 1530, comprehensive income, Section 3856, hedges and Section 3861, Financial instruments - disclosure and presentation.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles. The Company has no comprehensive transactions in 2007 and accordingly comprehensive loss is equal to net loss.

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost. The adoption of these policies has not had a significant impact on the financial statement presentation or disclosures.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and, therefore, the comparative figures have not been restated.

These standards have been applied prospectively. The adoption of these standards has not resulted in any adjustments to the carrying amounts of financial assets and financial liabilities at January 1, 2007.

Under adoption of these new standards, the Company designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Amounts receivable are classified as receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, due to related parties and taxes payable are classified as other financial liabilities, which are measured at amortized cost.

The Company has determined that it does not have derivatives or embedded derivatives.

ACCOUNTING CHANGES – Cont'd

Recent Accounting Pronouncements

i) Assessing Going Concern - The AcSB amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

ii) Capital Disclosures and financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These standards are effective for interim and annual financial statements for the Company's reporting period beginning on January 1, 2008.

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

iii) In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. Accounting standards for public companies in Canada are expected to converge with the International Financial Reporting Standards (IFRS) as at January 1, 2011.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

SUBSEQUENT EVENT

On July 7, 2008 the Company announced that at its annual and special general meeting the shareholders approved special resolutions consolidating the Company's shares on a ratio of one new share for four old shares and also approved a change of its name to Ballad Gold Corp.

The share consolidation and name change are subject to acceptance for filing by the TSX Venture Exchange.

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

82-4000

BALLAD GOLD & SILVER LTD.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Anthony J. Beruschi, President and Chief Executive Officer of **Ballad Gold & Silver Ltd.**, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A, (together the "Interim Filings") of **Ballad Gold & Silver Ltd.** (the "Issuer") for the interim period ending **June 30, 2008**.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the Interim Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Interim Filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the Interim financial statements together with the other financial information included in the interim Filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the Interim Filings.

Date: August 28, 2008.

"Anthony J. Beruschi"

Anthony J. Beruschi
President & CEO

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The Issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

82-4000

BALLAD GOLD & SILVER LTD.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Raymond W. Roland, Chief Financial Officer of **Ballad Gold & Silver Ltd.**, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A, (together the "Interim Filings") of **Ballad Gold & Silver Ltd.** (the "Issuer") for the interim period ending **June 30, 2008**.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the Interim Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Interim Filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the Interim financial statements together with the other financial information included in the interim Filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the Interim Filings.

Date: August 28, 2008.

"Raymond W. Roland"

Raymond W. Roland
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The Issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

END